Mail Stop 6010


      May 24, 2005


Via U.S. Mail and Facsimile to (651) 638-0477

Scott P. Youngstrom
Chief Financial Officer
Compex Technologies, Inc.
1811 Old Highway 8
New Brighton, MN 55112


	Re:	Compex Technologies, Inc.
		Form 10-K for Fiscal Year Ended June 30, 2004
		Filed September 28, 2004
Forms 10-Q for Fiscal Quarters ended September 30, 2004, and
December
31, 2004
      File No. 000-09407

Dear Mr. Youngstrom,

      We have reviewed your response letter dated March 23, 2005 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended June 30, 2004

1. Summary of Significant Accounting Policies - Page 34

Revenue Recognition and Provisions for Credit Allowances and
Returns
- Page 34

1. Refer to your response to previous Comment 3. For the sales of medical products in the United States, you disclose that you establish a reserve for sales allowances, product returns and rental credits at the of time revenue recognition. However, you indicated that "for patient returns of products after purchase, the amount previously recorded as revenue in a prior period is provided for by reducing gross revenue in the current period." Tell us why returns are not applied against the reserve established at sale. Clarify the basis for the accounting supplementally.

2. For international sales of products to heath care providers you identify that revenue is recognized at the time of shipment or upon notification from a health care provider that the equipment has been prescribed and provided to the patient. Tell us more about the arrangements with the health care providers. Do you have consignment contracts with them? How do you determine whether to recognize revenue upon shipment to the provider or upon prescription to the patient? Please also clarify the disclosure in future filings.

*	*	*	*

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Kevin Kuhar, Staff Accountant at (202) 551-
3662
or me at (202) 551-3605 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


      								  Sincerely,


								  Gary Todd
								  Reviewing Accountant
Mr. Scott P. Youngstrom
Compex Technologies, Inc.
May 24, 2005
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